The Real Brokerage Inc.

Delivers Warrant Acceleration Notice and Forced Exchange Notice to Insight Partners

Following Nasdaq Listing

NEW YORK and TORONTO, June 15, 2021 /PRNewswire/ -- The Real Brokerage Inc. ("Real" or the "Company") (TSXV: REAX) (OTCQX: REAXF) (NASDAQ:REAX), a national, technology powered real estate brokerage in the United States, announces that following the listing of its common shares ("Common Shares") on The Nasdaq Capital Market on June 15, 2021, Real has delivered an "Acceleration Notice" to certain funds affiliated with Insight Venture Management LLC ("Insight Partners") providing for the acceleration of the expiry date to 5:00 p.m. (Eastern Time) on June 30, 2021 of an aggregate of 4,321,712 post-consolidated previously issued Common Share purchase warrants at a post-consolidated exercise price of $7.60 per Common Share (the "Warrants") issued to Insight Partners on December 2, 2020.

In addition, pursuant to the terms of the previously announced Amended and Restated Limited Liability Company Agreement dated December 2, 2020 (the "LLC Agreement") of Real's subsidiary, Real PIPE, LLC ("Real PIPE"), Real PIPE has delivered to Insight Partners, a "Forced Exchange Notice" to convert all of the issued and outstanding preferred equity units of Real PIPE (the "Preferred Units") held by Insight Partners into an aggregate of post-consolidated 4,321,712 Common Shares on August 3, 2021.

The Warrants and the Preferred Units were issued to Insight Partners as part of the previously announced US $20 Million strategic investment by Insight Partners into the Company on December 2, 2020. For further details of the Insight Investment, please see the Company's press release dated December 3, 2020.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 31 U.S. states and the District of Columbia. Real is building the brokerage of the future, together with agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information
Press, for more information, please contact:
The Real Brokerage Inc.
Ryan Birchmeier
ryan@therealbrokerage.com
201-564-4221

Investors, for more information, please contact:
Hayden IR
James Carbonara
james@haydenir.com
646-755-7412

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to the exercise of the Warrants and the issuance of the Common Shares underlying the Warrants and the Preferred Units. Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and NASDAQ has neither approved nor disapproved the contents of this press release.